As filed with the Securities and Exchange Commission on December 2, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EARTHSHELL CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

77-0322379
(I.R.S. Employer Identification No.)

6740 Cortona Drive
Goleta, California 93117
(805) 571-8232
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Simon K. Hodson
Chief Executive Officer
6740 Cortona Drive
Goleta, California 93117
(805) 571-8232
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert K. Montgomery, Esq.
Ari B. Lanin, Esq.
2029 Century Park East, Suite 4000
Los Angeles, California 90067
(310) 552-8500
Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

If the only securities on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value	415,896 (3)	$ 2.10	$ 873,381.60	$ 70.66
(1)	Estimated pursuant to Rules 457(c) solely for the purpose of calculating the registration fee.

(2)	Calculated pursuant to Rule 457(c) based on the average of the high and low sale prices for the common stock of the registrant as reported by the Nasdaq SmallCap Market on December 1, 2003.

(3)

Includes (a) 175,834 shares that may be sold by one of the selling stockholders following the exercise of a warrant and/or the conversion of the convertible debentures underlying the warrant, (b) 70,478 shares that may be sold by one of the selling stockholders following the exercise of other warrants, (c) 166,667 shares that may be sold by one of the selling stockholders following the issuance of shares to such stockholder, (d) 2,917 shares that may be sold by one of the selling stockholders following the issuance of shares to such stockholder and (c) an indeterminate number of shares that may be issued pursuant to applicable anti-dilution provisions, pursuant to Rule 416 under the Securities Act.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 2, 2003

PRELIMINARY PROSPECTUS

415,896 Shares

EARTHSHELL CORPORATION

Common Stock

        The selling stockholders described in this prospectus are offering and selling up to 415,896 shares of common stock, par value $0.01 per share, of EarthShell Corporation under this prospectus. All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the selling stockholder.

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “ERTH”. On December 1, 2003, the average of the high and low prices of our common stock was $2.10 per share.

        Investing in our common stock involves risks. See "Risk Factors" on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus may only be used in jurisdictions where it is legal to offer or sell these securities. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is December 2, 2003

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUMMARY

The Company

        This summary presents a brief overview of EarthShell and selected aspects of the offering, and may not contain all of the information that may be important to you or that you should consider before purchasing shares of our common stock. You should read the entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” commencing on page 5 before making an investment decision. All references to “EarthShell”, the “Company”, “we”, “us”, or “our” mean EarthShell Corporation.

        EarthShell was organized in November 1992 as a Delaware corporation and is a development stage company engaged in the commercialization of a proprietary composite material, designed with the environment in mind, for the manufacture of disposable packaging for the foodservice industry, such as hinged-lid containers, plates, bowls, sandwich wraps, and cups.

        We have an exclusive, worldwide, royalty-free license from E. Khashoggi Industries LLC (“EKI”), our principal stockholder, to use and license the EKI technology to manufacture and sell disposable, single-use containers for packaging or serving food or beverages intended for consumption within a short period of time (“EarthShell Products”). We do not have the right to use the EKI technology for other purposes. EKI or its predecessors has been involved since July 1985 in the development of various new material technologies including the EarthShell composite material.

        We have licensed or joint ventured, and we will continue to license or joint venture with existing manufacturers of foodservice disposables for the manufacture and distribution of EarthShell Products. We expect to derive revenues primarily from license royalties and profit distributions from joint ventures that are licensed to manufacture EarthShell Products.

        We have experienced aggregate net losses of approximately $306,212,851 from our inception on November 1, 1992 through June 30, 2003, and we expect to continue to incur operating losses until our products are more broadly used and have achieved greater market acceptance and market penetration. We have not recorded any revenues from operations since our inception, and proceeds received by Sweetheart Cup Company, Inc. (“Sweetheart”) from sales of hinged-lid containers to date are credited as an offset to the cost of startup manufacturing operations. Successful future operations will depend upon the our ability and the ability of our licensees and joint venture partners to commercialize multiple EarthShell Products.

        The new EarthShell composite material is made from commonly available raw materials such as limestone, natural potato, corn and other starch binders, natural fibers and functional coatings. We believe that foodservice disposables made of this material will have comparable or superior performance characteristics, such as greater strength and rigidity, and can be commercially produced and sold at prices that are competitive with comparable conventional paper and polystyrene foodservice disposables, and have been designed with the environment in mind.

        Our objective is to establish EarthShell Products as the preferred disposable packaging material for the foodservice industry throughout the world based on their performance, price and environmental characteristics. Our strategy for achieving this objective is to: (i) attain customer acceptance through key market leaders; (ii) demonstrate the manufacturability and improved economics with initial strategic partners, and (iii) enter into licenses or joint ventures with existing manufacturers of disposable packaging to market, produce and distribute EarthShell Products. We believe that this approach aligns key market segments with select industry partners, minimizes potential direct competition from these producers, enables effective brand management, captures the value of manufacturing process improvements, and creates income streams beyond the life of the patents.

        Our principal executive offices are located at 6740 Cortona Drive, Goleta, California 93117. Our telephone number is (805) 571-8232.

The Offering

        In connection with a private placement of our securities that closed on March 5, 2003, we issued to one of the selling stockholders, Roth Capital Partners, LLC, a warrant (“Warrant 1”) to purchase shares of common stock and convertible debentures (the “Convertible Debentures”) and a warrant to purchase common stock (“Warrant 2” and together with Warrant 1, the “Warrants”). In addition, in connection with the settlement of certain outstanding obligations, we will be issuing to OnsiteCompanies, Inc. and Alcade and Faye, Ltd shares of our common stock. We also granted to the selling stockholders certain registration rights with respect to the shares of stock issued or being issued. This prospectus has been prepared, and the registration statement of which this prospectus is a part, has been filed with the Securities and Exchange Commission to satisfy our obligations to the selling stockholders. Accordingly, we are registering the resale of an aggregate of 415,896 shares of common stock on behalf of the selling stockholders, which covers the resale by the selling stockholder of (i) 175,834 shares issuable upon conversion of the Convertible Debentures issuable upon the exercise of Warrant 1, (ii) 41,667 shares issuable upon the exercise of Warrant 1, (iii) 28,811 shares issuable upon the exercise of Warrant 2, (iv) 166,667 shares issued to OnsiteCompanies, Inc. and (v) 2,917 shares issued to Alcade and Faye, Ltd.

        The selling stockholders may offer and sell these shares from time to time. EarthShell will not receive any proceeds from the sale of the shares being registered hereunder. However, as (a) certain of the shares of common stock being registered are issuable pursuant to the Warrants, EarthShell could receive up to $1,856,408.16 upon exercise in full of the Warrants and (b) certain of the shares of common stock being registered have been issued in satisfaction of indebtedness of EarthShell to OnsiteCompanies, Inc. and Alcade and Faye, Ltd. This amount may be less if the selling stockholder purchases the shares through cashless exercise methods, as permitted by the terms of the Warrants.

        EarthShell® is a registered trademark of EarthShell Corporation.

RISK FACTORS

        Before you invest in our common stock, you should be aware of the various risks and uncertainties described below associated with such an investment which are all of the material risks and uncertainties that we can identify. Investing in our common stock involves a high degree of risk. You should consider carefully these risk factors together with all of the other information included in this prospectus and in the documents incorporated by reference before you decide to purchase our common stock.

Since EarthShell’s inception on November 1, 1992, we have never operated profitably, and we cannot assure you that our operations will ultimately be successful and generate a profit in the future.

        Through September 30, 2003, EarthShell has experienced net operating losses of approximately $309 million, and we expect to continue to incur operating losses until our products are successfully produced in commercial quantities necessary to generate a profit. The success of our future operations depends upon our ability and the ability of our licensees and joint venture partners to commercially produce, distribute and sell various types of EarthShell Packaging products. Due to the uncertainties inherent in product development and our need to rely on our licensees and joint venture partners to manufacture, distribute and sell EarthShell Packaging products, we are unable to predict whether or when we will receive significant revenues from EarthShell Products. As of September 30, 2003, although limited amounts of EarthShell Packaging products have been sold to end users, we had not yet been able to report any royalty revenues on our financial statements.

We need to obtain additional financing in order to fund our operations until EarthShell Packaging products achieve commercial distribution and generate significant revenues, and any such additional financing will be dilutive to existing stockholders.

        As of September 30, 2003, we had approximately $1.4 million cash and cash equivalents available to us, our accounts payable totaled approximately $4.8 million and our business operations are currently producing approximately $700 thousand of negative cash flow per month. We, therefore, need to obtain additional third party financing in the near future in order to meet our operating and working capital needs and to fund the continuation of our business. We may not be able to obtain that capital or that capital may not be available on satisfactory terms. If additional funds are raised through the issuance of stock, dilution to existing stockholders will result. If additional funds are raised through the incurrence of debt, the related debt instruments will likely contain restrictive financial and security covenants which will restrict our ability to conduct our business as we would prefer in the absence of those covenants.

Failure of our licensees and joint venture partners to produce EarthShell Packaging products profitably on a commercial scale would adversely affect our ability to compete with conventional disposable foodservice packagers.

        Production volumes of EarthShell Packaging products to date have been low relative to the intended capacity of the various manufacturing lines, and, until production volumes approach design capacity levels, actual costs and profitability will not be certain. Since the actual cost of manufacturing EarthShell Packaging products on a commercial scale has not been fully demonstrated, we cannot assure you that they can be manufactured at a competitive cost. As our licensees and joint venture partners begin to commercially produce EarthShell Packaging products, they may encounter unexpected difficulties that cause production costs to exceed current estimates. The failure to manufacture EarthShell Packaging products at commercially competitive costs would make it difficult to compete with other foodservice disposable manufacturers.

Because we have in the past experienced significant delays in manufacturing and introducing our products, continuing future delays could cause us substantial losses of money and credibility.

        We experienced significant delays in the initial commercial introduction of our first product, the EarthShell Big Mac® sandwich container for McDonald’s Corporation. These delays resulted from, among other things, difficulties in integrating manufacturing equipment and persistent problems debugging our manufacturing lines at Sweetheart’s Owings Mills, Maryland facility. The manufacturing process includes various stages of operation, such as mixing, forming, trimming, sanding, coating, printing and stacking, all of which are integrated and computer controlled along an assembly line. More recently, we licensed Detroit Tool and Engineering (“DTE”) and other machinery manufacturers to manufacture turn-key manufacturing lines with performance guarantees for our operating partner licensees. The first of these turn-key lines have been built by DTE and are in the final stages of completion before being shipped to an EarthShell operating partner. Although we believe that our licensees and joint venture partners will be successful in ramping up production lines to produce at commercial levels, we cannot assure you that our licensees or joint venture partners will not experience similar or other problems in start-up or ongoing operations. Delays in the introduction or market acceptance of one or more EarthShell Packaging products would delay our ability to realize any revenues from sales of those products.

If initial purchasers of our products do not purchase significant quantities, it could delay the introduction and market acceptance of our products.

        It will be important for our licensees and joint venture partners to identify and obtain contractual commitments from major customers for substantial quantities of product. If initial purchasers of our products do not ultimately purchase significant quantities, it will delay our ability to realize meaningful royalty revenues from sales of those products.

We cannot assure you that our licensees and joint venture partners will devote sufficient resources to our products or successfully manufacture, distribute or market our products because many of them have products that could compete with EarthShell Packaging products, and our licensee manufacturers are not obligated to achieve minimum sales quotas of our products.

        We have very limited experience in commercially manufacturing, distributing and marketing foodservice disposables and will depend on our licensees and joint venture partners to manufacture and distribute EarthShell Packaging products. We have entered into agreements with Sweetheart and with Finland-based Huhtamaki Oyj, but these agreements do not prohibit those licensees from the manufacture and sale of other foodservice disposable packaging products that are not based on the EarthShell material. We intend to enter into additional license agreements and joint venture relationships in the future. Although we have produced EarthShell Packaging products at a low volume level both at Sweetheart’s facilities and at DTE’s equipment manufacturing facility, none of our operating partner licensees has commercially produced any EarthShell Packaging products. Our operating partner licensees are not obligated to achieve minimum sales quotas, and they also manufacture paper or polystyrene packaging which compete with EarthShell Packaging products. We cannot assure you that our licensees and joint venture partners will devote sufficient resources or otherwise be able successfully to manufacture, distribute or market EarthShell Packaging products, and we need to obtain contractual commitments from additional licensees in order to generate sufficient revenues to enable us to achieve profitability.

If consumers do not perceive EarthShell Packaging products as being better for the environment than conventional disposable foodservice containers, market acceptance of our products will be adversely affected.

        Our success depends substantially on our ability to design and develop foodservice disposables that are not as harmful to the environment as conventional disposable foodservice containers made from paper, plastic and polystyrene. EarthShell has used a life cycle inventory methodology in its environmental assessment of EarthShell Packaging products and in the development of associated environmental claims, and we have received support for the EarthShell concept from a number of environmental groups. Although we believe that EarthShell Packaging products offer several environmental advantages over conventional packaging products, our products may also possess characteristics that consumers or some environmental groups could perceive as negative for the environment. In particular, EarthShell Packaging products may result in more solid waste by weight and, in a dry environment, by volume, and manufacturing them may release greater amounts of some pollutants and lesser amounts of other pollutants than occurs with conventional packaging. Whether, on balance, EarthShell Packaging products are better for the environment than conventional packaging products is a somewhat subjective judgment. We believe that we have addressed the major concerns of environmental groups of which we are aware, but we cannot assure you that environmental groups, regulators, customers or consumers will agree that present and future EarthShell Packaging products have an environmental advantage over conventional packaging.

We have not yet fully evaluated all of the EarthShell Packaging products and it is possible that some of the products may not perform as well as conventional packaging products.

        Although we believe that we can engineer EarthShell Packaging products to meet many of the critical performance requirements for specific applications, individual products may not perform as well as conventional foodservice disposables; for example, some consumers may prefer clear cups and clear lids on take-home containers which are not available with our foam technology. We are still developing many of our EarthShell Packaging products and we have not yet evaluated the performance of all of them. If we fail to develop EarthShell Packaging products that perform comparably to conventional foodservice disposables, this could cause consumers to prefer our competitors’ products.

Unavailability of raw materials used to manufacture our products, increases in the price of the raw materials, or the necessity of finding alternative raw materials to use in our products could delay the introduction and market acceptance of our products.

        Although we believe that sufficient quantities of all raw materials used in EarthShell Packaging products are generally available, if any raw materials become unavailable, it could delay the commercial introduction and hinder market acceptance of EarthShell Packaging products. In addition, our licensees and joint venture partners may become significant consumers of certain key raw materials such as starch, and if such consumption is substantial in relation to the available resources, raw material prices may increase which in turn may increase the cost of EarthShell Packaging products and impair our profitability. In addition, we may need to seek alternative sources of raw materials or modify our product formulations if the cost or availability of the raw materials that we currently use become prohibitive.

Our dependence on E. Khashoggi Industries, LLC (“EKI”) for the rights to technology necessary to manufacture EarthShell Packaging products means that a disruption in the operations or financial condition of EKI may expose us to risks that could affect our ability to maintain a competitive advantage for the technology license.

        We do not own the technology necessary to manufacture EarthShell Packaging, and we are dependent upon our License Agreement with EKI (the “License Agreement”) to use that technology. The licensed technology is limited to the development, manufacture and sale of specified foodservice disposables for use in the foodservice industry, and there is no right to exploit opportunities to apply this technology or improve it outside this field of use. EKI may cancel the license if we are in breach of any material obligations under the License Agreement and do not cure the breach within a specified period. If EKI were to file for or be declared bankrupt, we would likely be able to retain our rights under the License Agreement with respect to U.S. patents; however, it is possible that steps could be taken to terminate our rights under the License Agreement with respect to international patents.

Because one stockholder controls both EKI and EarthShell, conflicts may arise between the companies with respect to corporate opportunities, and we cannot assure you that these conflicts will always be resolved in EarthShell’s favor.

        Mr. Essam Khashoggi is the controlling stockholder of EarthShell and is also the controlling member of EKI. Conflicts could arise with regard to performance under the License Agreement, corporate opportunities, developing new markets and uses for products based on the EarthShell Packaging products, or time devoted to EarthShell’s business by officers and directors who are common to both EKI and EarthShell. We cannot assure that conflicts of interest that arise between EKI and EarthShell will always be resolved in EarthShell’s favor.

EarthShell could lose its rights to its licensed technology if it were to default under the terms of a March 2003 financing.

        In connection with its March, 2003 issuance of Secured Convertible Debentures due March 5, 2006 (the “Debentures”), EarthShell pledged substantially all of its assets, including rights under the License Agreement, to the Debenture purchasers as security for the Debentures. A default by EarthShell under the terms of the Debentures would entitle the Debenture holders to foreclose on EarthShell’s rights under the License Agreement.

Despite our attempts to protect our patented technology, it is possible that third parties will infringe our patents, that new products that we develop will not be covered by our existing patents or that we could suffer an adverse determination in a patent infringement proceeding, any and all of which could allow our competitors to duplicate our products without having had to incur the research and development costs we have incurred and therefore allow them to produce and market those products more profitably than EarthShell.

        Our ability to compete effectively with conventional packaging will depend, in part, on our ability to protect our proprietary rights to the licensed technology. Although EKI and EarthShell endeavor to protect the licensed technology through, among other things, U.S. and foreign patents, the duration of these patents is limited and we cannot assure you that the patents and patent applications licensed to us are sufficient to protect our technology. We also cannot assure you that any patent that EKI obtains and licenses to us will be held valid or that others will not circumvent or infringe those patents. We also rely on trade secrets and proprietary know-how that we try to protect in part by confidentiality agreements with our licensee manufacturers, proposed joint venture partners, employees and consultants. These agreements have limited terms and we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our competitors will not learn our trade secrets or independently develop them. It is necessary for us to litigate from time to time to enforce patents issued or licensed to us, to protect our trade secrets or know-how and to determine the enforceability, scope and validity of the proprietary rights of others.

        We believe that we own or have the rights to use all of the technology that we expect to incorporate into EarthShell Packaging products, but an adverse determination in litigation or infringement proceedings to which we are or may become a party could subject us to significant liabilities and costs to third parties or require us to seek licenses from third parties. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, costs associated with those arrangements could be substantial and could include ongoing royalties. Furthermore, we cannot assure you that we could obtain the necessary licenses on satisfactory terms or at all. We could incur substantial costs attempting to enforce our licensed patents against third party infringement, or the unauthorized use of our trade secrets and proprietary know-how or in defending ourselves against claims of infringement by others. Accordingly, if we suffered an adverse determination in a judicial or administrative proceeding or failed to obtain necessary licenses, it would prevent us from manufacturing or licensing others to manufacture some of our products.

Established manufacturers in the foodservice disposables industry could improve the ability to recycle their existing products or develop new environmentally preferable, disposable foodservice containers which could render our technology obsolete and could negatively impact our ability to compete.

        Competition among existing food and beverage container manufacturers in the foodservice industry is intense. Virtually all of the key participants in the industry have substantially greater financial and marketing resources at their disposal than we do, and many have well-established supply, production and distribution relationships and channels. Companies producing competitive products utilizing competitive materials may reduce their prices or engage in advertising or marketing campaigns designed to protect their respective market shares and impede market acceptance of EarthShell Packaging products. In addition, some of the Company’s licensees and joint venture partners manufacture paper, plastic or foil packaging that may compete with EarthShell Packaging products. Several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of these products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which the Company intends to compete. A number of companies have introduced or are attempting to develop biodegradable starch-based materials, plastics, or other materials that may be positioned as potential environmentally superior packaging alternatives. We expect that many existing packaging manufacturers may actively seek competitive alternatives to our products and processes. The development of competitive, environmentally attractive, disposable foodservice packaging, whether or not based on our products and technology, could render our technology obsolete and could impair our ability to compete, which would have an adverse effect on our business, financial condition and results of operations.

If the U.S. Food and Drug Administration (the “FDA”) were to determine that our products did not comply with FDA regulations, they could ask us to voluntarily withdraw our products from the marketplace or seek legal remedies and sanctions to force us to withdraw our products, either of which would prevent us from realizing future revenues from those products.

        The FDA regulates the manufacture, sale and use of EarthShell Packaging products. The FDA’s regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. Thus, food or beverage containers will comply with FDA regulations if the components used in the food and beverage containers:

•	are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or
•	are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.

        Each of the components used in all of our EarthShell Packaging products to date is either approved by the FDA as an indirect food additive for its intended use, codified in the FDA’s regulations as generally recognized as safe for its intended use, or a commonly recognized food ingredient that we and our consultants regard as generally recognized as safe for its intended use. However, we have not asked the FDA whether it concurs with our determination. We intend to ensure that the raw materials used in our products are of suitable purity for their intended uses by specifying standards to be met by suppliers of raw materials and by material and product testing. The FDA does not require that manufacturers of EarthShell Packaging products seek FDA concurrence that components are generally recognized as safe for their intended uses or that the raw materials are of suitable purity for their intended uses. As a result, we believe that all of our EarthShell Packaging products will comply with all requirements of the FDA and do not require FDA approval. We cannot assure you, however, that the FDA would agree with these conclusions.

        If the FDA were to disagree with our determinations with respect to EarthShell Packaging products, the FDA could ask us to voluntarily withdraw the products from the marketplace. They could also institute legal action to remove the products from the marketplace and, if appropriate, pursue additional sanctions against us and our management. Such actions by the FDA would prevent us from realizing future revenues from those products.

Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the stock’s trading market and our ability to raise capital through future offerings of capital stock.

        The stock market from time to time experiences extreme price and volume fluctuations which are often unrelated to the operating performance of particular companies. Since our initial public offering in March 1998, the market price of our common stock has been volatile, and it may continue to be volatile in the future. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the stock’s trading market and our ability to raise capital through future offerings of capital stock. Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a class action lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

A significant number of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Approximately 5 million of EarthShell’s approximately 14 million outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 (“Rule 144”) promulgated under the Securities Act of 1933. This means that they may not be sold without first being registered under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. These approximately 5 million shares, which are held by current stockholders, are eligible for sale pursuant to Rule 144, subject to the volume and manner of sale limitations under Rule 144. We cannot predict the effect, if any, that public sales of these shares or the availability of shares for sale will have on the market price of our common stock from time to time. Nevertheless, if our stockholders, and particularly our directors and officers, sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Our charter documents and Delaware law include provisions that may discourage a potential takeover, even if it would be beneficial to our stockholders.

        Our Certificate of Incorporation and Bylaws and the Delaware General Corporation Law include provisions that may discourage persons from pursuing a non-negotiated takeover of EarthShell and prevent changes of control under some circumstances, even if doing so would be beneficial to our stockholders.

Our projected international revenues are subject to risks inherent in international business activities.

        We expect sales of our products and services in foreign countries to account for a material portion of our revenues. These sales are subject to risks inherent in international business activities, including:

•	any adverse change in the political or economic environments in these countries;
•	economic instability;
•	any adverse change in tax, tariff and trade or other regulations;
•	the absence or significant lack of legal protection for intellectual property rights;
•	exposure to exchange rate risk for revenues which are denominated in currencies other than U.S. dollars; and

•	difficulties in managing joint venture businesses spread over various jurisdictions.

        Our revenues could be substantially less than we expect if these risks affect our ability to successfully sell our products in the international market.

Impact of GEP lawsuits

        In September 2003, two lawsuits were filed against the Company by Green Packaging (“GP”) and Green Earth Packaging (“GEP”), both of whom have signed license agreements with the Company permitting their use of the Company’s proprietary, biodegradable-packaging technology. The first lawsuit alleges breach of an oral contract involving manufacturing equipment that GP and GEP purchased in order to manufacture biodegradable packaging using the Company’s proprietary technology and seeks contract damages in excess of $2 million. The second lawsuit alleges violations of California’s antitrust law and Unfair Practices Act involving the commercial viability of the biodegradable-packaging technology that the Company licensed to GP and GEP and seeks unspecified damages in excess of $10 million. Although the Company believes both lawsuits are without merit and intends to vigorously defend against them, an adverse decision in either case would materially adversely impact the financial condition of the Company.

Our common stock may be delisted from The Nasdaq Stock Market if we are not able to demonstrate compliance with the continued listing requirements.

        On December 1, 2003, we received notification from Nasdaq that the aggregate market value of our issued and outstanding common stock had fallen below $35 million for 10 consecutive trading days. The market value of our common stock must be $35 million or more for a minimum of 10 consecutive business days in order to regain compliance with the continued listing requirement of the Nasdaq Marketplace Rules. If we are unable to demonstrate compliance with this requirement by that time, our securities will be delisted from The Nasdaq SmallCap Market. The delisting of our common stock from The Nasdaq SmallCap Market may have a material adverse impact on:

•	the liquidity and market price of our common stock;
•	the number of institutional investors and market makers that will consider investing in our common stock;
•	the availability of information concerning the trading prices and volume of our common stock;
•	the number of broker-dealers willing to execute trades in shares of our common stock; and
•	our ability to obtain financing for the continuation of our operations.

In addition, the delisting of our common stock would be an Event of Default under the Debentures. If we default on the Debentures, the holders have the right to require us to repurchase their Debentures at a premium, or they may foreclose on their security interest.

If our common stock were delisted from The Nasdaq Stock Market, they may be treated as “penny stocks” under SEC rules, which would further reduce the liquidity in our common stock and make it more difficult for investors to sell their shares.

        If our common stock were delisted from The Nasdaq Stock Market, it could become subject to the SEC’s “penny stock” rules. “Penny stocks” generally are equity securities with a price of less than $5.00 per share that are not registered on certain national securities exchanges or quoted on the Nasdaq system. Broker-dealers dealing in our common stock would then be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock, and is required to disclose the best bid and offer prices available for our common stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it more difficult for investors to sell their shares and thus could limit the liquidity of our common stock.

Conversion of our Debentures and sale of the resulting conversion common stock would dilute current stockholders and could result in a decrease in our stock price.

        As of September 30, 2003, our Debentures were convertible into approximately 14,750,000 shares of our common stock (on a pre one for twelve reverse stock split basis). The holders of the Debentures have the right to convert their Debentures into shares of our common stock at any time. The holders of our common stock would experience substantial dilution to their investment upon conversion of the Debentures. In addition, the influx of shares of our common stock into the market could serve to drive down the price of our common stock. A decrease in the price of our common stock could cause our common stock to be delisted from The Nasdaq Stock Market. The Debentures contain anti-dilution protections, so that if we were to issue shares of common stock, or securities convertible into or exchangeable for shares of our common stock at a price per share less than the conversion price (which is currently $0.50 (on a pre one for twelve reverse stock split basis)), the conversion price, at the option of the holder, would be adjusted downward to the price at which the shares of common stock or securities convertible into or exchangeable for common stock were issued. This could result in a greater number of shares being issued than the number currently issuable upon conversion of the Debentures.

Servicing the Debentures will require periodic payments of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

        Our ability to make payments on the Debentures depends on our ability to generate positive cash flow in the future. The Debentures contain restrictions on our obtaining additional financing; therefore, if we are unable to generate sufficient cash flow from operations to make interest payments on the Debentures, unless the holders of the Debentures waive the provisions restricting our ability to obtain outside financing, we would be in default under the Debentures, which would entitle the Debenture holders to foreclose against the company.

If we default on the Debentures, the holders have the right to require us to repurchase them at a premium, or they may foreclose on their security interest.

        If we default on any of our obligations under the Debentures, including payment of interest, the holders have the right to require us to repurchase their Debentures at a price equal to the greater of (a) 125% of the outstanding principal amount, plus accrued but unpaid interest or (b) 115% of the average closing price for the five trading days preceding (i) the date of delivery of the notice requirement payment or (ii) the date on which the requirement payment is paid in full, whichever is greater. If we are unable to pay the repurchase price due upon default, the holders may elect to foreclose on the security granted to secure the Debentures. The Debentures are secured by our rights under the License Agreement with EKI, under which we license the intellectual property required to manufacture EarthShell Packaging products. We are dependent upon the License Agreement to use that technology. If the holders of the Debentures were to foreclose on their security interest in the License Agreement, we would no longer have the right to use, or to sublicense to others, the technology necessary to manufacture EarthShell Packaging products. Further, the holders of the Debentures would have the right to assign, sell or otherwise dispose of our rights under the License Agreement. Any of these actions would have a material adverse effect on the Company and its stockholders.

USE OF PROCEEDS

        All proceeds from the sale of the shares of common stock covered by this prospectus will go to the selling stockholder. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholder, although (i) we may receive the exercise price from the exercise of the Warrants, unless the selling stockholder utilizes the cashless exercise provisions contained in the Warrants and (ii) we are issuing shares of common stock to OnsiteCompanies, Inc. and Alcade and Fay, Ltd. in satisfaction of certain outstanding obligations . If the Warrants are exercised in full, we would realize net proceeds, before expenses, of up to $1,856,408.16. This amount may be less, or we may receive no proceeds, if the selling stockholder purchases the shares through cashless exercise methods, as permitted by the terms of the Warrants. We intend to use any proceeds that we receive upon exercise of the Warrants for general corporate purposes. See “Plan of Distribution” for more information.

SELLING STOCKHOLDERS

        The selling stockholders have held no position or office with EarthShell within the past three years.

        The table below sets forth the following information regarding the selling stockholders:

•	The name of the selling stockholders;

•

The number of shares of our common stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

•	The number of shares of our common stock that may be offered for resale by the selling stockholders pursuant to this prospectus; and

•	The number of shares of our common stock to be held by the selling stockholders after the resale of the offered shares.

SELLING STOCKHOLDER

Selling Stockholder	Shares Beneficially Owned Prior To Offering(1)	Shares Being Offered Hereby	Shares Beneficially Owned After Offering(2)	Percentage Beneficially Owned After Offering(2)(3)

Roth Capital Partners, LLC	0	246,309	0	0%
OnsiteCompanies, Inc.	0	166,667	0	0%
Alcade and Fay, Ltd.	0	2,917	0	0%

(1)	The number in the shares of common stock beneficially owned prior to the offering column is based on the number of shares beneficially owned by each selling stockholder as of December 1, 2003.

(2)

Since each selling stockholder may offer all, some or none of its common stock, we cannot provide a definitive estimate of the number of shares the selling stockholder will hold after the offering. The shares beneficially owned after the offering column assumes the sale of all shares offered, and that the selling stockholder acquires no additional shares of common stock before the completion of this offering.

(3)	The percentage owned after offering column is based on 13,988,551 shares of EarthShell common stock outstanding as of November 11, 2003.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock covered by this prospectus for the selling stockholders. We will pay the costs and fees of registering the shares of common stock, but the selling stockholders will pay any underwriting discounts, selling commissions and any fees and disbursements of any special counsel to the selling stockholder (beyond those relating to registering the shares of common stock) relating to the sale of the shares of common stock. The terms “selling stockholder” and “selling stockholders” includes donees, pledgees, tranferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership, limited liability company or other distribution or other transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customarily received in the types of transactions involved.

        The offer and sale of common stock being registered pursuant to the registration statement of which this prospectus is a part may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than those on exchanges or systems or in the over-the-counter market, including negotiated sales;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	through the settlement of short sales; and
•	any combination of any such methods of sale.

        In connection with the sale of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or may create of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker dealer or other financial institution may resell pursuant to this prospectus (as supplement or amended, as required, to reflect such transaction). The selling stockholders may also pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended, as required, to reflect such transaction). In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. The shares may be sold in ordinary brokerage transactions and in transactions where the broker-dealer solicits purchasers. In crosses or block trades, a broker-dealer may attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and broker-dealers may purchase the shares as principal and resell the shares for its or their own account. The shares may also be sold in an exchange distribution in accordance with the rules of the applicable exchange.

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any. Each selling stockholder reserves the right to accept and, together with its or their agents, from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds of this offering. As discussed above, upon exercise of the Warrants by payment of cash, we may receive the exercise price of the Warrants, which, with respect to 175,834 shares underlying the Convertible Debentures purchasable upon exercise of Warrant 1, is initially $1,200 per $1,000 principal amount of the Convertible Debentures (which are then convertible at an initial conversion price of $0.50 per share on a pre one for twelve reverse stock split basis, subject to adjustment), with respect to 41,666 shares is $0.60 per share on a pre one for twelve reverse stock split basis, and with respect to 28,810 shares is $0.84 per share on a pre one for twelve reverse stock split basis. Any or all of the shares may also be purchased through cashless exercise methods in accordance with the terms of the Warrants.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered licensed brokers or dealers. In addition, in some states, the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. A selling stockholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholder has acknowledged that it understands the obligation to comply with the provisions of the Exchange Act and the rules thereunder relating to market manipulations, particularly Regulation M.

        We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, the shares of our common stock to be sold, the name of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offering will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) the date all of the shares covered by this prospectus have been sold and (2) two years from the date of this prospectus.

LEGAL MATTERS

        Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the amended annual report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance on the report of such firm, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING INFORMATION

        This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act that involve risks and uncertainties. Forward-looking statements can typically be identified by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecasts,” and the like. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

•	our financial prospects;
•	our financing plans;

•	trends affecting our financial condition or operating results; and
•	our strategies for growth, operations, and product development and commercialization.

        Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, or incorporated by reference, identifies important factors that could cause such differences.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, as well as the information contained in all filings made by us pursuant to the Securities Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, and any future filings after the effectiveness of the registration statement made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is terminated.

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2002 filed on April 15, 2003;

(b)	Our amended annual report on Form 10-K/A for the fiscal year ended December 31, 2002 filed on April 30, 2003

(c)	Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 16, 2003;

(d)	Our quarterly report on Form 10-Q for the quarterly period ended June 30, 2003 filed on August 14, 2003;

(e)	Our quarterly report on Form 10-Q for the quarterly period ended September 30, 2003 filed on November 14, 2003;

(f)	Our current report on Form 8-K filed on November 5, 2003;

(g)

  The description of our capital stock contained in our Registration Statement on Form S-1, under the caption “Description of Capital Stock”, as filed with the SEC on March 23, 1998 (File No. 333-13287), and any amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

EarthShell Corporation 6740 Cortona Drive Goleta, California 93117 Attention: Investor Relations (805) 571-8232

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission this registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules filed with the registration statement. For further information with respect to EarthShell and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. We refer you to the copy of such contract or document filed as an exhibit to the registration statement.

        Our registration statement, including exhibits and schedules attached thereto, may be inspected without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at www.sec.gov. Information about our company is also available to the public from our website at www.earthshell.com.

        We are subject to the information and periodic requirements of the Securities Exchange Act of 1934, and accordingly, file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms, and the website of the SEC referred to above. You may also obtain copies from the SEC’s public reference room by mail at prescribed rates. Please call the SEC at the number above for further information on the public reference room.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses to be borne by EarthShell in connection with the sale of shares of common stock being registered. All amounts are estimates except the SEC registration fee:

SEC Registration Fee	$ 70.66
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$ 7,000
Miscellaneous	$ 2,000
Total	$19,070.66

Item 15. Indemnification of Directors and Officers

        EarthShell is a Delaware corporation and as such, is governed by and subject to the provisions of the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL provides for the indemnification of our officers and directors in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933. EarthShell’s Certificate of Incorporation and Bylaws provide that it will, to the fullest extent permitted by the DGCL, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a director or officer of EarthShell or is or was serving at the request of EarthShell as a director of another corporation or entity. EarthShell’s Certificate of Incorporation relieves its directors from monetary damages to EarthShell or its stockholders for breach of the director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to the corporation or it stockholders for monetary damages for any breach of fiduciary duty as a director except for (i) a breach of the director’s duty of loyalty to EarthShell or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. EarthShell’s Bylaws provide that EarthShell shall indemnity its officers, directors, employees and other agent to the extent permitted by Delaware law. Depending on the character of the proceeding, under Delaware law, EarthShell may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit, or proceeding if the person being indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of EarthShell, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director or officer has been successful in the defense of any action, suit or proceeding referred to above, EarthShell will be required, under the DGCL, to indemnify that person against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense. EarthShell’s Bylaws further provide that we may purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification for such actions.

Item 16. Exhibits

The following exhibits are filed as part of this registration statement:

*4.1	EarthShell Corporation Convertible Debenture and Common Stock Warrant

*4.2	EarthShell Corporation Common Stock Warrant

*5.1	Opinion of Gibson, Dunn & Crutcher LLP

*23.1	Consent of Deloitte & Touche LLP, independent accountants

23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

24.1	Powers of Attorney for certain directors and officers of EarthShell (included on signature page).

*To be filed by amendment.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(b)	The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on December 2, 2003.

EARTHSHELL CORPORATION
By:	/s/ Scott Houston D. Scott Houston Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Simon K. Hodson and D. Scott Houston his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ESSAM KHASHOGGI Essam Khashoggi	Chairman of the Board	December 2, 2003
/s/ SIMON K. HODSON Simon K. Hodson	Vice Chairman of the Board and Chief Executive Officer	December 2, 2003
/s/ VINCENT J. TRUANT Vincent J. Truant	President and Chief Operating Officer	December 2, 2003
/s/ D. SCOTT HOUSTON D. Scott Houston	Chief Financial Officer and Secretary	December 2, 2003
/s/ JOHN DAOUD John Daoud	Director	December 2, 2003
/s/ LAYLA KHASHOGGI Layla Khashoggi	Director	December 2, 2003
/s/ GEORGE W. ROLAND George W. Roland	Director	December 2, 2003
/s/ HAMLIN M. JENNINGS Hamlin M. Jennings	Director	December 2, 2003

/s/ WALKER RAST Walker Rast	Director	December 2, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
*4.1	EarthShell Corporation Convertible Debenture and Common Stock Warrant
*4.2	EarthShell Corporation Common Stock Warrant
*5.1	Opinion of Gibson, Dunn & Crutcher LLP
*23.1	Consent of Deloitte & Touche LLP, independent accountants
*23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
24.1	Powers of Attorney for certain directors and officers of EarthShell (signature page).
*To be filed by amendment.